SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

801 Lakeview Dr., Suite 100

Blue Bell, Pennsylvania 19422

REQUIRED INFORMATION

Unisys Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)—December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 27, 2012

UNISYS CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

(In thousands)

	2011	2010
Investments (at fair value):
Mutual Funds:
Equity	$335,061	$688,491
Balanced	712,646	368,130
Bonds	71,945	116,906
Money Market	44,591	124,728
Common Collective Trusts	3,881	30,472
Unisys Common Stock Funds	45,293	59,556
Unisys Interest Income Fund	236,064	256,275
Employer contributions receivable	836	—
Notes Receivable from Participants	8,830	9,214

Net assets available for benefits before adjustment to contract value	1,459,147	1,653,772

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,497)	(4,685)

Net assets available for benefits	$1,454,650	$1,649,087

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

(In thousands)

	2011	2010
Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$38,678	$27,748
Net (depreciation) appreciation in fair value of investments	(64,717)	122,607

Total investment (loss) income	(26,039)	150,355
Contributions:
Employee	46,271	48,496
Employer	12,676	—

	58,947	48,496

Total additions	32,908	198,851

Deductions from net assets attributed to:
Benefits paid to participants	227,237	396,210
Administrative and other expenses	108	96

Total deductions	227,345	396,306

Net decrease	(194,437)	(197,455)

Net assets available for benefits:
Beginning of year	1,649,087	1,846,542

End of year	$1,454,650	$1,649,087

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, the summary plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.

(a)	Contributions

Each plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a nonhighly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Commencing January 1, 2007, the Company can make a nondiscretionary matching contribution in Company Common Stock or cash, as determined by the Company in its sole discretion, equal to 100% of the first 6% of eligible compensation deferred by the participant on a pretax basis. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. Effective January 1, 2009, the Company elected to suspend the company match. Employees were still eligible to make unmatched pretax and after-tax contributions. Effective January 1, 2011, the Company match was reinstated at a rate equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis in Company Common Stock (subject to Code limits). After May 3, 2012, the Company matching contributions may be made in the form of Company Common Stock or cash, at the discretion of the Company.

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus. On January 13, 2011, the number of investment options (funds) offered under the Plan changed from 73 to 24 funds. Some of the investment options previously offered through the Plan continued, some were eliminated, and new ones were added. Any money in investment options that continued to be offered in the new investment line-up remained in those options. Any money in investment options no longer available after January 12, 2011 was automatically transitioned to one of the Fidelity Freedom Funds, based upon the participant’s date of birth. After January 13, 2011, participants could move their money to any of the available funds.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses) and is charged with an allocation of

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d)	Vesting

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Manager. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Notes Receivable outstanding at December 31, 2011 bear interest ranging from 4.25% to 10.5% per annum. As of December 31, 2011, note maturity dates ranged from January 2012 to July 2026.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account or elect to roll over his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Upon termination of service, death, disability, or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan. Annuities are not available for distributions commencing after 2011.

(g)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2011, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.

(2) Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the plan year. Shares of Unisys Corporation common stock are valued at the closing market price on the last day of the plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As required by accounting rules, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2011 and 2010 ranged from 0.19% to 1.91% and 0.21% to 1.98% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.75% and 1.78% per annum for 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. This standard is effective for the Plan beginning January 1, 2012. The Plan is currently evaluating the impact of this guidance, but does not anticipate a material impact to its financial statements upon adoption.

(3)	Fair Value Measurement

Accounting rules have established a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1 – Quoted prices in active markets for identical investments

Common Stock, Mutual Funds, and Money Market Funds

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices in active markets for similar investments, quoted prices for identical or similar investments in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the investment.

Commingled Pool, Commingled Bond Funds

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

Unisys Interest Income Fund

The fund invests in a diversified portfolio of short-term bonds and other fixed income securities. The fund also purchases third party wrap contracts that are designed to permit the fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Underlying debt securities, including restricted securities are valued based on quotations received from dealers who make markets in such securities or by independent pricing services.

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the investment.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2011 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Equity	$335,061	335,061	—	—
Balanced	712,646	712,646	—	—
Bonds	71,945	71,945	—	—
Money market	44,591	44,591	—	—
Common collective trusts	3,881	—	3,881	—
Unisys Common Stock Funds	45,293	45,293	—	—
Unisys Interest Income Fund	236,064	—	236,064	—

	$1,449,481	1,209,536	239,945	—

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2010 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Equity	$688,491	688,491	—	—
Balanced	368,130	368,130	—	—
Bonds	116,906	116,906	—	—
Money market	124,728	124,728	—	—
Common collective trusts	30,472	—	30,472	—
Unisys Common Stock Funds	59,556	59,556	—	—
Unisys Interest Income Fund	256,275	—	256,275	—

	$1,644,558	1,357,811	286,747	—

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Investments

The Plan’s investments at December 31, 2011 and 2010 were held in trust with Fidelity Management Trust Company.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2011	2010
	(In thousands)
Mutual funds	$(55,221)	$152,940
Common collective trusts	363	3,432
Unisys Common Stock Funds	(9,859)	(33,765)

	$(64,717)	$122,607

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2011	2010
	(In thousands)
Fidelity Freedom K 2020	$316,684	$—
Unisys Interest Income Fund (stated at contract value)	231,567	251,590
Fidelity Freedom K 2010	167,255	—
Fidelity Freedom K 2030	122,688	—
Fidelity Contrafund K	101,006	101,427
Fidelity Magellan K Fund	86,638	114,377
Fidelity Asset Manager Fund	—	102,967
Fidelity Asset Manager Growth Fund	—	99,779
Fidelity Institutional Money Market Fund	—	86,152

(5)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. On January 31, 2011, the Plan filed for a new IRS determination letter.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities,

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(7)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Plan also holds shares of common stock of the Company. At December 31, 2011, the Plan held 47,746 and 2,191,535 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2010, the Plan held 53,385 and 2,226,857 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

(8)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2011	2010
	(In thousands)
Net assets available for benefits per the financial statements	$1,454,650	1,649,087
Adjustment to fair value from contract value for fully benefit- responsive investment contracts	4,497	4,685

Net assets available for benefits per the Form 5500	$1,459,147	1,653,772

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 (in thousands):

	December 31,
	2011	2010
	(In thousands)
Net investment income (loss) per the financial statements	$(26,039)	150,355
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,497	4,685
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(4,685)	(491)

Investment income (loss) per the Form 5500	$(26,227)	154,549

(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(9)	Subsequent Events Evaluation

Plan management has evaluated the need for disclosure and/or adjustments resulting from subsequent events from the balance sheet date through June 27, 2012, the date at which the financial statements were available to be issued. The evaluation determined that there were no other subsequent events that necessitated disclosure and/or adjustments.

UNISYS CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost**	Current value
* Fidelity Funds:
Contrafund K	Mutual Fund		$101,006,138
Magellan K Fund	Mutual Fund		86,638,198
Freedom K Income Fund	Mutual Fund		64,541,764
Freedom K 2010 Fund	Mutual Fund		167,255,169
Freedom K 2020 Fund	Mutual Fund		316,684,138
Freedom K 2030 Fund	Mutual Fund		122,688,016
Freedom K 2040 Fund	Mutual Fund		37,885,767
Freedom K 2050 Fund	Mutual Fund		3,591,177

			900,290,367

* Fidelity Money Market Funds:
Retirement Gov’t. Money Market	Mutual Fund
Portfolio Fund			44,590,899

			44,590,899

Total Fidelity Funds			944,881,266

Other Funds:
Spartan 500 Index Fund	Mutual Fund		23,926,977
Spartan Extended Market Index Fund	Mutual Fund		25,775,959
Hartford Int’l Opportunities HLS Fund	Mutual Fund		10,539,513
T. Rowe Price Institutional Global Equity Fund	Mutual Fund		2,223,317
Wells Fargo Small/Mid Cap Value Fund	Mutual Fund		5,979,629
Meridian Growth Fund	Mutual Fund		40,226,941
PIMCO Total Return Fund - Bond Fund	Mutual Fund		35,417,862
Aberdeen Emerging Markets Fund	Mutual Fund		21,900,223
Dodge & Cox Stock Fund	Mutual Fund		9,910,714
Vanguard Inflation Protected Securities Bond Fund	Mutual Fund		21,108,599
Neuberger Berman High Income Bond Fund	Mutual Fund		15,418,448
PRIMECAP Odyssey Stock Fund	Mutual Fund		6,933,596
Urdang U.S. Real Estate Securities Stategy Fund	Unitized Collective Investment Trust		3,880,990

			223,242,768

* Unisys Common Stock Funds:
Unisys Common Stock Fund	47,746 shares of Common Stock Fund	$3,668,669	944,964

Unisys Stock Fund	2,191,535 shares of Common Stock Fund	$106,570,747	44,348,041

Total Unisys Common Stock Funds			45,293,005

* Unisys Interest Income Fund:
Fidelity STIF	Cash Portfolio; 0.187%		(347,431)
JPMorgan Chase	#AUNISYS-2-07; 1.831%		80,046,924
AIG Financial Products	#944763; 1.721%		38,190,479
Rabobank Nederland	#UNI040701; 1.906%		59,048,303
State Street	#107009; 1.781%		59,125,884

Total Unisys Interest Income Fund			236,064,159

* Notes Receivable from Participants	Interest rates from 4.25% to 10.50% per annum with maturities from 2012 to 2026	$0	8,829,662

Total assets			$1,458,310,860

*	Party in interest
**	Cost is not applicable for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS SAVINGS PLAN

UNISYS CORPORATION

Date: June 27, 2012	By:	/s/ Scott Hurley
Scott Hurley
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm